

10030111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

APR 12 2010

SEC FILE NUMBER
8-49217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 31, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Veritage Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Megonko Road
(No. and Street)

Natick (City) MA (State) 01760 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane Morris McColl 508/416-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Road (Address) Needham Heights (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jane Morris McColl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritage Group, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Morris McColl
Signature

Managing Member
Title

Patricia Montgomery
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITAGE GROUP, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

A reconciliation of amounts reported in the Preliminary Focus Report, and audited amounts is below:

	December 31	
	2009	2008
Member's Capital Reported in Preliminary Focus Report	$ 16,312	$ 21,257
2008 Year-End Adjustments to Record Depreciation Expense	-	(4,979)
2009 Year-End Adjustments to Record Depreciation Expense	(3,517)	-
Total Member's Capital	$ 12,795	$ 16,278
Non-Allowable Assets Reported in Preliminary Focus Report	6,043	9,004
2008 Year-End Adjustment to Record Depreciation Expense	-	(4,979)
2009 Year-End Adjustment to Record Depreciation Expense	(3,517)	-
NON-ALLOWABLE ASSETS	$ 2,526	$ 4,025
NET CAPITAL	$ 10,269	$ 12,253

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's focus report for the period ending December 31, 2009. At the Company's request, an immaterial adjustment was made during the course of the audit. This adjustment had no material effect on the net capital computation.


FINRA
Financial Industry Regulatory Authority

VIA CERTIFIED MAIL
NO. 7008 3230 0001 2717 7358

March 31, 2010

Jane Morris McColl, Managing Director
Veritage Group, LLC
4 Megonko Road
Natick, MA 01760

RE: Veritage Group, LLC

Dear Ms. McColl:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and Computation of SEC Rule 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed, or if no material differences existed, a statement so stating.

2. While the Audit Report included a reconciliation on page 14; the statement reconciled the Member's Equity to the Member's Net Capital, not the Audited Net Capital to Unaudited Net Capital.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of the item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 14, 2010**. Questions may be addressed to Greg A. Molle, Regulatory Coordinator at (617) 532-3409.

Sincerely,

John A. Cogswell

John A. Cogswell
Exam Manager

JAC/bmd
Enclosure: Form X-17A-5 Part III Facing Page

cc: Andrew D. Caverly, Assistant Regional Director
Securities and Exchange Commission

Morris & Morris, P.C.
32 Kearney Road,
Needham Heights, MA 02494